Exhibit 99.1

IC Power Ltd., a Wholly-Owned Subsidiary of Kenon Holdings Ltd., Launches Initial Public Offering

Singapore, January 23, 2017. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) and its wholly-owned subsidiary IC Power Ltd. (“IC Power”) are announcing the commencement of IC Power’s initial public offering of its ordinary shares.

IC Power, which currently has 80 million shares outstanding, all of which are owned by Kenon, will offer 25.9 million new ordinary shares, representing approximately 25% of IC Power’s total outstanding ordinary shares (after giving effect to the completion of the initial public offering), at a currently estimated initial public offering price between $12.00 to $15.00 per ordinary share. IC Power will also grant the underwriters an option to purchase up to an additional 3,885,000 of IC Power’s ordinary shares to settle over-allotments.

IC Power’s ordinary shares have been approved for listing on the New York Stock Exchange under the ticker symbol “ICP”. IC Power intends to use the net proceeds received from the offering, along with readily available cash, (i) to develop greenfield projects, (ii) to acquire companies or assets in the electricity sector (e.g., generation, transmission or distribution companies or assets), (iii) to complete IC Power’s full repayment of notes in an aggregate amount of $220 million previously issued to Kenon, by repaying in full all obligations under its note payable to Kenon in an aggregate amount of $145 million, plus accrued interest, (iv) to prepay in full all obligations under a third-party syndicated facility in an aggregate amount of $100 million, plus accrued interest (which facility was used, in part, to repay the other note payable to Kenon, which was in an aggregate amount of $75 million, plus accrued interest); and (iv) for general corporate purposes.

The initial public offering of IC Power’s ordinary shares will only be made by means of a prospectus. A copy of the preliminary prospectus relating to IC Power’s initial public offering may be obtained from BofA Merrill Lynch at NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department, or by e-mail at dg.prospectus_requests@baml.com; or Credit Suisse Securities (USA) LLC at One Madison Avenue, New York, New York, 10010, Attention: Prospectus Department, or by e-mail at newyork.prospectus@credit-suisse.com.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

About IC Power

IC Power is a leading owner, developer and operator of power generation facilities located in key energy markets in Latin America, the Caribbean and Israel. The power generation companies within IC Power’s portfolio, which currently represent a total installed capacity of 3,894 MW, utilize a range of energy sources and are principally located in Latin American markets. IC Power is the principal power producer in its largest market, Peru, which currently accounts for 2,189 MW, or 56%, of IC Power’s installed capacity.

In January 2016, IC Power completed its acquisition in Guatemala of Energuate, an electricity distributor, which had 1.6 million customers at the time of acquisition, marking IC Power’s initial entry in the electricity distribution sector.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about a proposed initial public offering of IC Power’s ordinary shares, including the number of ordinary shares IC Power expects to sell, the initial public offering price range, and the expected use of the proceeds. These statements are based on Kenon’s and IC Power’s management’s current expectations or beliefs, and are subject to a number of risks and uncertainties, many of which are beyond Kenon’s or IC Power’s control, and which could cause actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks related to IC Power’s failure to complete the proposed initial public offering of its ordinary shares within the expected share or price range or at all, IC Power’s use of the proceeds of the proposed initial public offering, and other risks and factors, including those risks set forth under the heading “Risk Factors” in the registration statement filed by IC Power with the SEC. Except as required by law, neither Kenon nor IC Power undertakes an obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

IC Power Ltd.

Sandra Holme VP Corporate Finance sandra.holme@icpower.com Tel: + (511) 708-2261	Oscar Benavides Head Corporate Finance oscar.benavides@icpower.com Tel: +(511) 708-2217

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246